

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 22, 2015

<u>Via E-mail</u>
Mr. Christopher Foulds
Chief Financial Officer
ETFS Asian Gold Trust
c/o ETF Securities USA LLC
48 Wall Street, 11th Floor
New York, NY 10005

      Re: ETFS Asian Gold Trust
               Form 10-K for year ended December 31, 2013
               Filed on February 28, 2014
               File No. 001-35029

Dear Mr. Foulds:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                         Sincerely,

                                         /s/ Kevin Woody

                                         Kevin Woody
                                         Branch Chief